UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

EnzymeBioSystems

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29414C300

(CUSIP Number)

January 10, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29414C300

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Oceanside Strategies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 429,784
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 429,784
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.68%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 29414C300

Item 1.	(a)	Name of Issuer

EzymeBioSystems

	(b)	Address of Issuer’s Principal Executive Offices

8250 W. Charleston Blvd.
Suite 120
Las Vegas, NV 89117

Item 2.	(a)	Name of Person Filing

Oceanside Strategies, Inc. Dain Currie is the President of Oceanside Strategies, Inc. He has the ultimate voting control over the shares held by this entity.

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of the reporting persons is:
10 Market Street #684
Georgetown, Cayman Islands KY1 9006

	(c)	Citizenship:

The place of organization of Oceanside Strategies, Inc. is the Cayman Islands

	(d)	Title of Class of Securities

Common stock, par value $0.001 per share

	(e)	CUSIP Number

29414C300

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

429,784 common shares, par value $0.001. Oceanside Strategies, Inc., purchased 400,000 Common Stock Units directly from the Issuer in December, 2017. The Reporting Person, previously owned 29,784 of EnzymeBioSystems common stock. The Common Stock Units purchased represent 400,000 common shares and Series A, B, C and D Warrants to purchase up to 400,000 for each Warrant exercised. The 400,000 common shares were not issued to Oceanside Strategies until January 10, 2018. See attached Securities Purchase Agreement between Oceanside Strategies and EnzymeBioSystems.

CUSIP No. 29414C300

(b) Percent of class:

Oceanside Strategies, Inc. 7.68%

Percentages based on 5,592,010 outstanding shares of the Issuer’s common stock as of January 11, 2018, as reported in the Issuer’s Registration Statement on Form S-1 filed with the Commission on January 11, 2018.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 429,784 common shares

(ii) Shared power to vote or to direct the vote: Not Applicable

(iii) Sole power to dispose or to direct the disposition of: 429,784 common shares

(iv) Shared power to dispose or to direct the disposition of: Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 29414C300

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2018

By:	/s/ Dain Currie
Dain Currie
President

CUSIP No. 29414C300

Exhibit Description

A	Securities Purchase Agreement between Oceanside Strategies, Inc. and EnzymeBioSystems.